Exhibit 99.2

Thomson Reuters Announces Substantial Issuer Bid/Tender Offer

for up to US$9 Billion of its Common Shares

•	Up to US$9 billion to be returned to shareholders via substantial issuer bid/tender offer (SIB) to commence today

•	Price range for the SIB of US$42.00 to US$47.00 per share represents a (0.4)% to 11.5% premium over the company’s volume weighted average price on the NYSE over the last 20 trading days

•	Woodbridge to participate in the SIB on a basis proportionate with its 64% ownership in Thomson Reuters

•	SIB expected to be completed on October 2, 2018 and is subject to closing of the previously announced Financial & Risk/Blackstone transaction and is being launched now to coordinate with that closing

TORONTO, August 28, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced that its Board of Directors has authorized the making of a substantial issuer bid/tender offer (SIB) pursuant to which the company will offer to purchase from shareholders for cancellation up to US$9 billion of its outstanding common shares.

The SIB will commence today and expire on October 2, 2018, unless extended or withdrawn. The company plans to fund repurchases of shares using a portion of the cash proceeds to be received from the sale of a 55% interest in the company’s Financial & Risk business to private equity funds managed by Blackstone for approximately US$17 billion (the “F&R Transaction”). An affiliate of Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. The F&R Transaction is expected to close on October 1, 2018 and the SIB is conditioned upon the closing.

“We are committed to returning a significant portion of the F&R Transaction proceeds to our shareholders, in line with our original announcement when we signed the deal with Blackstone in January,” said Jim Smith, president and chief executive officer of Thomson Reuters. “After the F&R Transaction closes, the new Thomson Reuters plans to pursue organic and inorganic opportunities to enhance growth and to support our market-leading positions providing news, information and tools to legal, regulatory and tax professionals.”

Updated Use of Proceeds from F&R Transaction

Thomson Reuters plans to return an aggregate of US$10 billion of proceeds from the F&R Transaction to its shareholders through the US$9 billion SIB and other actions, as described below. The company now expects to use the remaining proceeds not returned to shareholders to redeem approximately US$4 billion of debt, maintain approximately US$2 billion of cash on its balance sheet to fund focused acquisitions, and utilize approximately US$1 billion to cover transaction-related expenses including cash taxes, pension contributions, bond redemption costs and other fees and outflows related to the transaction.

In addition to the SIB, the company also expects to return approximately US$1 billion to shareholders through share repurchases under its normal course issuer bid (NCIB). The company has already repurchased approximately US$488 million of this amount since announcing the F&R Transaction on January 30, 2018. In addition, the company plans to repurchase approximately US$512 million of shares after the SIB, regardless of whether the full US$9 billion is repurchased under the SIB.

If the number of shares tendered under the SIB is less than the US$9 billion target, any shortfall is expected to be addressed through additional NCIB share repurchases and/or via a distribution to shareholders by way of a return of capital distribution. The company expects that any return of capital distribution would be implemented in conjunction with a share consolidation, or “reverse stock split”, which would reduce the number of outstanding common shares on a basis that is proportional to the return of capital distribution and would allow the company to maintain its current dividend per share following the transaction. The Board of Directors will review the timing of potential future dividend increases once there is greater clarity around the company’s capital structure following the redeployment of most of the F&R Transaction cash proceeds.

Thomson Reuters Announces Substantial Issuer Bid/Tender Offer

SIB/Tender Offer Alternatives

The SIB will be conducted through a “modified Dutch auction” procedure. Shareholders who wish to participate in the SIB will be able to do so through auction tenders, purchase price tenders or proportionate tenders. Shareholders who validly deposit shares without specifying the method in which they are tendering their shares will be deemed to have made a purchase price tender.

Woodbridge/Directors/Officers Participation

The company’s principal shareholder, The Woodbridge Company Limited and its affiliates (Woodbridge), which beneficially owns approximately 64% of the company’s issued and outstanding shares, has agreed to make a proportionate tender, which will result in Woodbridge tendering the number of shares that will allow Woodbridge to maintain its proportionate equity ownership in Thomson Reuters following completion of the SIB. As a result, Thomson Reuters shareholders other than Woodbridge will set the purchase price for the SIB through auction tenders and purchase price tenders.

Thomson Reuters’ directors and officers do not plan to tender any shares pursuant to the SIB.

Purchase Price

Upon expiry of the SIB, the company will determine the lowest purchase price (which will not be more than US$47.00 per share and not less than US$42.00 per share) that will allow it to purchase the maximum number of common shares properly tendered to the SIB, and not properly withdrawn, having an aggregate purchase price not exceeding US$9 billion.

If common shares with an aggregate purchase price of more than US$9 billion are properly tendered and not properly withdrawn, the company will purchase the shares on a pro rata basis after giving effect to “odd lot” tenders (of holders beneficially owning fewer than 100 shares), which will not be subject to pro-ration, and proportionate tenders. In that case, all shares tendered at or below the finally determined purchase price will be purchased, subject to pro-ration, at the same purchase price determined pursuant to the terms of the SIB. Shares that are not purchased, including shares tendered pursuant to auction tenders at prices above the purchase price, will be returned to shareholders.

If common shares with an aggregate purchase price of less than US$9 billion are properly tendered and not properly withdrawn, the company will purchase all shares tendered at US$47.00 per share, the maximum price per share pursuant to the terms of the SIB.

Additional Information

The SIB will be for up to approximately 30.6% of the total number of issued and outstanding shares on a non-diluted basis (based on a purchase price equal to the minimum purchase price per share and 699,996,846 shares issued and outstanding as of August 24, 2018).

The SIB is optional for all shareholders, who are free to choose whether to participate, how many shares to tender and, in the case of auction tenders, at what price to tender within the specified range. Any shareholders who do not deposit their shares (or whose shares are not repurchased under the SIB) will realize a proportionate increase in their equity interest in the company, to the extent that shares are purchased under the SIB.

Thomson Reuters has suspended share repurchases under its NCIB, and no NCIB purchases will be made until after the expiration of the SIB.

The SIB is not conditional upon any minimum number of shares being tendered but is subject to the closing of the F&R Transaction and various other conditions that are typical for a transaction of this type. Thomson Reuters reserves the right, subject to applicable laws, to withdraw or amend the SIB, if certain events occur at any time prior to the payment for tendered shares. The SIB is expected to remain open for acceptance until 11:59 p.m. (Toronto time) on October 2, 2018, unless extended or withdrawn.

Thomson Reuters Announces Substantial Issuer Bid/Tender Offer

Details of the SIB, including instructions for tendering shares, will be included in the formal offer to purchase and issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (the SIB Offer Documents). The SIB Offer Documents are expected to be mailed to shareholders, filed with applicable Canadian securities regulatory authorities and made available without charge on SEDAR at www.sedar.com, filed on a Schedule 13E-4F with the U.S. Securities and Exchange Commission and made available without charge on EDGAR at www.sec.gov, and posted on the company’s website at www.thomsonreuters.com, today.

Kingsdale Advisors (Kingsdale) has been engaged by Thomson Reuters to act as information agent for the SIB. Shareholders who have questions regarding the SIB or require any assistance tendering shares may contact Kingsdale by telephone at 1-866-851-3215 (toll free in North America) or at 1-416-867-2272 (collect call outside of North America) or by email at contactus@kingsdaleadvisors.com.

Thomson Reuters has engaged TD Securities Inc. and Merrill Lynch Canada Inc. to act as dealer managers for the SIB in Canada and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as its dealer manager for the SIB in the United States. Thomson Reuters has also engaged Computershare Trust Company of Canada to act as depositary for the SIB. Any questions or requests for information regarding the SIB may also be directed to one of the applicable dealer managers or the depositary.

The offer referred to in this news release has not yet commenced. This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares. The solicitation and the offer to buy shares will only be made pursuant to the SIB Offer Documents that are filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. The offer will not be made to, nor will tenders be accepted from or on behalf of, holders of common shares in any jurisdiction in which the making or acceptance of offers to sell common shares would not be in compliance with the laws of that jurisdiction. None of Thomson Reuters, its Board of Directors, the dealer managers, the depositary or the information agent makes any recommendation to shareholders as to whether to tender or refrain from tendering any or all of their shares pursuant to the SIB or the purchase price or prices at which shareholders may choose to tender shares. Shareholders are strongly urged to read the SIB Offer Documents carefully and to consult with their financial, tax and legal advisors prior to making any decision with respect to the SIB.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including Mr. Smith’s remarks; the company’s current expectations regarding the timing for closing of the F&R Transaction (which remains subject to regulatory approval and customary closing conditions); the expected use of proceeds of the F&R Transaction; the company’s intention to commence a SIB; the size, timing, terms and conditions for the contemplated SIB; the company’s expectation to provide returns to shareholders through either additional NCIB share repurchases or a return of capital distribution if it does not purchase US$9 billion of shares pursuant to the contemplated SIB; and the company’s expectations regarding its dividend per share following any share consolidation transaction. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the SIB or a transaction involving all or part of the Financial & Risk business will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Announces Substantial Issuer Bid/Tender Offer

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com